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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of December, 2002


                            Breakwater Resources Ltd.
                 (Translation of registrant's name into English)

         95 Wellington Street West, Suite 2000, Toronto, Ontario M5J 2N7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X  Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ..... No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BREAKWATER RESOURCES LTD.
                                                (Registrant)

                                        By: /s/Colin K. Benner
                                            --------------------------
                                            Colin K. Benner
                                            President &
                                            Chief Executive Officer

Date: December 23, 2002


                                INDEX TO EXHIBITS

     The following documents are being filed with the Commission as exhibits to, and are incorporated by reference into and form part of, the report on Form 6-K.


Number
------

1.   Press Release dated December 23, 2002.

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                                                                       EXHIBIT 1


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[LOGO} b
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BREAKWATER RESOURCES LTD.
95 WELLINGTON STREET WEST, SUITE 2000
TORONTO, ONT., M5J 2N7
                                                             Tel: (416) 363-4798
                                                             Fax: (416) 363-1315

MEDIA RELEASE

              BREAKWATER ARRANGES CONTINUATION OF CREDIT FACILITIES

December 23, 2002... (TSX-BWR) Breakwater Resources Ltd. is pleased to announce that an agreement has been reached with its banking syndicate and Dundee Bancorp Inc. ("Dundee") to extend the maturity date of its existing credit facilities to January 2, 2004.

In the agreement, the banking syndicate has agreed to continue its standstill on principal repayments under the term loan and extend the revolving facility until January 2, 2004. Due to the closing of the Nanisivik mine in September, the US$45.0 million revolving facility will be reduced to US$30.0 million. This amount is adequate to support the operations at the remaining mines. The interest rate on the non-revolving facility of US$22.6 million will be increased to LIBOR plus 2.75% from 2.375%. Dundee has agreed to extend its US$6.5 million letter of credit supporting the supplemental term facility of the same amount for the same period.

As a fee for the extension, the syndicate will have their existing share purchase warrants repriced and receive an additional 2 million share purchase warrants and Dundee will receive 1 million warrants. The exercise price of the warrants will be based on the market price of the shares on closing of the transaction and subject to regulatory guidelines.

As at November 30, 2002 US$29.1 million was owing under the term loans and US$15.2 million had been drawn under the revolving facility.

The above transactions are subject to the completion of definitive documentation, regulatory and certain other approvals and other terms and conditions that are customary for these types of transactions.

Zinc prices have recovered modestly in recent weeks and the extension of the maturity date of the credit facilities should allow the Company to participate in a recovery in the zinc market, anticipated in 2003.

This news release contains forward-looking statements. When used in this news release the words "anticipate", "believe", "intend", "estimate", "plans", "projects", "expect", "will", "budget", "could", "may", and similar expressions are intended to identify forward-looking statements. To the extent that this news release contains forward-looking statements regarding operating results or business prospects please be advised that the actual operating results and

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business performance of the Company may differ materially from that anticipated, projected or estimated in such forward-looking statements.


For further information please contact:

C. K.  BENNER                             RENE GALIPEAU
President and                             Executive Vice President
Chief Executive Officer                   and Chief Financial Officer
(416) 363-4798 Ext. 269                   (416) 363-4798 Ext. 260

Email: investorinfo@breakwater.ca  Website: www.breakwater.ca